UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

V G Tech, Inc.

(Name of Small Business Issuer in its charter)

Nevada	52-2357931
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3235 W. Fourth Ave., # 101, Vancouver, British Columbia, Canada	V6K 1R8
(Address of principal executive offices)	(Zip Code)

Issuer’s telephone number: (604) 710-4272

Securities to be registered under Section 12(b) of the Act:

Title of each class

Name of each exchange on which

to be so registered

each class is to be registered

None

N/A

Securities to be registered under Section 12(g) of the Act:
Common Shares, no par value
(Title of class)

TABLE OF CONTENTS

                                                                                                                           PAGE

PART I

Item 6.

Description of Business

  3

Item 7.

Description of Property

14

Item 8.

Directors, Executive Officers and Significant Employees

14

Item 9.

Remuneration of Directors and Officers

15

Item 10.

Security Ownership of Management and Certain

Security Holders

16

Item 11.

Interest of Management and Others in Certain Transactions

17

Item 12.

Securities Being Offered

18

PART II

Item 1.   Market Price of and Dividends on the Registrant’s

Common Equity and Other Shareholder Matters

19

Item 2.   Legal Proceedings

19

Item 3.   Changes in and Disagreements with Accountants

19

Item 4.

Recent Sales of Unregistered Securities

19

Item 5.

Indemnification of Directors and Officers

24

PART FINANCIAL STATEMENTS

25

PART III

Item 1.   Index to Exhibits

38

Item 2.

Description of Exhibits

38

SIGNATURES

39

PART I

THIS REGISTRATION STATEMENT ON FORM 10-SB, INCLUDING EXHIBITS THERETO, CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THESE FORWARD-LOOKING STATEMENTS ARE TYPICALLY IDENTIFIED BY THE WORDS "ANTICIPATES", "BELIEVES", "EXPECTS", "INTENDS", "FORECASTS", "PLANS", "FUTURE", "STRATEGY", OR WORDS OF SIMILAR MEANING. VARIOUS FACTORS COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN THE FORWARD-LOOKING STATEMENTS, INCLUDING THOSE DESCRIBED IN "RISK FACTORS" IN THIS FORM 10-SB. THE COMPANY ASSUMES NO OBLIGATIONS TO UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT ACTUAL RESULTS, CHANGES IN ASSUMPTIONS, OR CHANGES IN OTHER FACTORS, EXCEPT AS REQUIRED BY LAW.

The issuer has elected to follow Form 10-SB, Disclosure Alternative 2.  The information presented in PART I is required by Items 6-12 of Model B of Form 1-A.

ITEM 6.

DESCRIPTION OF BUSINESS

V G Tech, Inc. (the “Company”) was incorporated in the State of Nevada on March 2, 2000.  We have no subsidiaries.  We are a developer of high-end, computer-generated three-dimensional (“3D”) digital illustrations and special effects.  We provide complete digital graphic solutions by offering state of the art computer imaging technology solutions, with high-resolution color-corrected images ready for print production or for on-line use.

Our corporate and head offices are located at #101-3235 West 4th Avenue, Vancouver, British Columbia, Canada.  The telephone number is (604) 710-4272 and the facsimile number is (604) 736-4912.

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in United States Dollars.  Herein, all references to “CDN$” refer to Canadian Dollars and all references to common shares refer to the common shares in our capital stock. Our financial statements are stated in United States Dollars (US$) and are prepared in accordance with United States Generally Accepted Accounting Principles.

We have not been involved in any bankruptcy, receivership or similar proceedings, nor have we been a party to any material reclassification, merger, consolidation or purchase or sale of a significant amount of assets not in the ordinary course of its business, not disclosed herein.

We are currently in the development stage and have not yet generated any significant revenues. At December 31, 2002 and as of the date of the filing of this registration statement, our total revenues were US$1,273.07 and our accumulated deficit is $89,198.

Past Operations and Company History

A core mission of V G Tech, Inc. was to create high end graphics for web sites and hard copy advertising which is similar to our current mandate.  In fact, “V G” stood for and still stands for “Visual Graphics”.  However, our original group of consultants, who were with the company for a short while, aspired to direct the company into the “dot.com” boom which was beginning to subside when the company was incorporated.   With the purchase of a high end digital video camera and the consultation of some talented people, we planned to create a website that gave on-line video tours of various cities.  The footage was to be enhanced with high end graphics that made the tours more interesting and even humorous.  We shot footage in Vancouver, British Columbia and Seattle, Washington.  Financing our project became harder to attain and the our operations slowed significantly into the spring of 2001.  The web site was never launched.   The original travel aspect which was introduced into the plan is no longer part of our present plan.

Industry Background and Status

The emergence of new technologies has fundamentally changed the way we create images today, and consequently, elevated people’s awareness and expectations for high-impact and realistic images.

The growth in the creation of digital images and special effects is being driven by a number of factors, including:

•

Technologies which are rapidly improving and more precise;

•

The movie industry is constantly making technological advances  creating greater more realism;

•

Lower costs for technology and equipment,

•

Increased speed, and efficiency of processes;

•

Greater public knowledge and expectations for more realistic effects.

The need for image manipulation has existed since image capture was invented in the early  1800’s, but was limited to the dedicated artist who mastered the meticulous craft.  In 1978 the Knoll brothers, in Ann Arbor, Michigan, revolutionized the image manipulation process by bringing it to a digital space, and within reach of the PC users.   This shift into the digital roam has greatly impacted the imaging field.   The increased processing speed of computer chips has revolutionized image manipulation dramatically in the last five years.

Our Principal Products and Services and their Markets

We are a developer of high-end, computer-generated 3D digital illustrations and special effects.  We provide our customers with competitive pricing and the following services: image retouching; 3D computer imaging; hybrid imaging; 3D digital visualization; and digital photography.

Technology

3D Digital Imaging

3D digital imaging is a technology that allows us to create almost any conceivable concept into a realistic photographic image.  The client usually provides us with a simple hand drawn sketch, which we then interpret by creating 3D computer models.  We utilize leading software for the creation of such images including Maya, 3D Studio Max, LightWave, and Poser.  We have chosen to utilize these technologies because they offer the versatility and quality we need to achieve our goals and create the highest quality end-product.

Development of 3D Digital Scenes

Successful and cost-efficient development of 3D scenes requires a certain discipline and understanding of the overall development process. This process can be divided into different stages, with each stage depending on the efficiency of previous stages. Invariably, shortcuts taken during one stage will result in costly rework processing during later stages. These stages and the process itself is described as follows:

1.

We receive concept sketches from client.

2.

A production approach is determined which dictates the need for other resources such as photography or purchasing of external 3D models from stock libraries.

3.

A production timeline and budget are prepared.

4.

Modeling of 3D models begins and low-resolution proofs are presented for client feed-back, corrections and approval.

5.

Final corrections are applied and high-resolution files are prepared for final proofing and approval.

The following is a summary of our services:

Image Retouching:  This service provides clients with the ability to make changes to already existing photographs that either have problems, or that need simple or complex changes.

3D Computer Imaging: This is the creation and composition of digital images produced inside a three dimensional digital system with photographic quality that allows us to materialize objects and scenes conceptualized by our customers.  These images are 100% digitally generated and involve no photography and or traditional illustration.

Hybrid Imaging: The fusion of two techniques, 3D computer generated digital imaging and traditional photographic images, are combined to create the ultimate illusion, the ideal effect.  These two techniques allow us to offer our clients the ability to create any advertising or design concept. With this technique, we can create almost any imaginable effect with a photo realistic look.

3D Digital Visualization:  This service is offered to the architectural and product design markets. We offer full photo realistic digital visualizations of buildings and products before they are built.  This powerful technique allows clients make quick changes to their designs, without incurring the usual high production costs.

Digital Photography:  The process of direct digital capture of images to be used in conjunction with computer imaging allows for faster and more realistic results, by being able to skip all of the time and processing costs usually involved in traditional film photography, as well as allowing us to stay in a competitive pricing margin.

Computer Equipment

3D digital imaging requires a variety of technological components and strong computational power and varying technologies.  The following computer configurations are used by our Digital Graphics Creator, Pablo Leites:

Windows configuration:

Dell Precision 650

1 Intel Xeon CPU 2.4 GHZ

1 GB RAM

40 GB Storage HD

Professional Graphics video card such as NVIDIA Quadro 4 900 XGL

Macintosh configuration:

1 Mac G4 dual processor Power Mac

1 GB Ram

80 GB storage

1 Lacie 22” monitor

1 Epson Stylus 1280 color printer

This equipment is owned by Mr. Leites Ultimately, we will require additional digital photographic equipment, including the following, valued at approximately US$70,000:

Photographic Equipment

1 Phase One digital camera back

1 Hasselblad 205FCC camera body

1 150 mm Carl Zeiz lens

1 80mm Carl Zeiz lens

1 PowerBook G4

1 Bogen tripod

3 Speedotron 805 Lighting kit with 4 light heads

6 Cstands

Marketing

Due to the intense competition, we believe that the most effective way to penetrate the target market is to utilize the Internet, together with traditional marketing methods (brochures, mail, print ads, and sales representatiaves).  The problem the company faces is the cost of this marketing expense. Thus, we plan to utilize a mixture of Internet and traditional marketing strategies, within our very limited budget.

We currently focus our sales and marketing efforts on the following:

1. Our web site.  We will market our services through our web site and attempt to attract as many clients as possible. Marketing of the web site will be done primarily through registration on search engines, strategic partnering with business representatives in different states in Canada and the US.  Our website is under construction. Completion is estimated in mid-2003.

2. Direct mailings.  We are also planning to create direct mail pieces every four months, which are specifically targeted to industry related clients such as advertising agencies, photographers, architects, and many organizations involved in product development.

3.  Sales Representatives. Another approach is the partnering with sales representatives that are involved in the advertising industry.  These reps provide excellent market penetration, since they are already well positioned within the industry.  The only draw back of this technique is that a substantial portion of the final estimated production costs are sacrificed, which may run up to 30% of the cost of the job.

4.  Interactive CD.  We will create a promotional interactive CD that will be distributed via direct Mail and at design expos, where we will be able to demonstrate and educate potential clients the process and possibilities involved in the creation of special effects.

Our Target Markets

Our primary business objective is to become a leading single-source provider of high-quality computer-generated 3D digital illustrations and special effects in our target markets of the advertising, architectural, and medical industries.  However, we also intend to target other markets as time and capital allow. We currently estimate we will be able to pursue some of these target markets by mid 2003. We believe that many businesses will seek to take advantage of our services, thereby saving the time and expense of creating and maintaining their own digital media.

Considering the experience and background of our designer, Pablo Leites, we are hopeful to secure high profile clients (see Item 8. “Directors, Executive Officers and Significant Employees”).

Competition

The markets for our products and services are characterized by intense competition.  We believe that the principal competitive factors in the market for digital imaging products and services include price, customer service, breadth of product and service offerings, product availability, technical expertise, the availability of skilled technical personnel, adherence to industry standards, financial stability and reputation.  Our competitors include established digital imaging and technologies companies.  Many of our current and potential competitors have longer operating histories and financial, sales, marketing, technical and other resources substantially greater than those of us.  As a result, our competitors may be able to adapt more quickly to changes in customer needs or to devote greater resources than we can to the sales of digital imaging services and products.  Such competitors could also attempt to increase their presence in our markets by forming strategic alliances with other competitors or our customers, offer new or improved products and services to our customers or increase their efforts to gain and retain market share through competitive pricing.  As the market for digital imaging has matured, price competition has intensified and is likely to continue to intensify.  In addition, competition for quality technical personnel has continued to intensify, resulting in increased personnel costs.  Such competition has adversely affected, and likely will continue to adversely affect, our gross profits, margins and results of operations.  Furthermore, we believe there are low barriers to entry into our markets which enable new competitors to offer competing products and services.  There can be no assurance that we will be able to continue to compete successfully with existing or new competitors.

Although there are a number of companies offering similar services, most are not fully dedicated solely to the special effects and digital image development field.  While these companies are competitors of our new company, they do not contend with us directly.  Most of our competitors spun-off from other industries, such as photographers that switched to new techniques in the attempt to capture new business opportunities.  However, due to the complexity of the process and the steep learning curve of new technologies, quality is often sacrificed due to the lack of skills and knowledge.

We came to this conclusion after analyzing a list of the highest rated image making web sites.

1.

www.icondigital.com- no 3D imaging

2.

www.sandboxdp.com - strong competitor in 3D imaging but little strength in image composition.

3.

www.digitalart1.com- strong competitor in 3D imaging, but little strength in image composition.

The above competitors are the closest example of the products and service that we offer, but not accomplish the full spectrum of services that we can deliver.

We hope to position ourselves so that our customers appreciate the value of working with one company to solve all their imaging needs.  As a result, clients can avoid the difficulties often experienced with dealing with several providers.  They can be assured of quality and meeting their tight deadlines which are common in the advertising industry.

Employees

We currently have no full time employees.  Steve Livingston is our President.  Mr. Pablo Leites is our Digital Graphics Creator.  We  currently outsource most of the services we require, including Mr. Leites services, accounting and legal.

Intellectual Property And Other Proprietary Rights

We have full property rights of all images we produce, unless we are provided with an image owned by a customer for processing.  This means the images we create and produce can be sold on a one time usage agreement, as well as a full buy out from the client.

Risk Factors

Much of the information included in this Registration Statement includes or is based upon estimates, projections or other “forward-looking statements”.  Such forward-looking statements include any projections or estimates made by us and our management in connection with our business operations.  While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our management’s current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions, or other future performance suggested herein.  We undertake no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of such statements.

Such estimates, projections or other “forward-looking statements” involve various risks and uncertainties as outlined below.  We caution the readers that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other “forward-looking statements”.  In evaluating us, our business and any investment in us, readers should carefully consider the following factors.

History of Losses

We have had a history of losses and expect to continue to incur losses, and may never achieve or maintain profitability.  We have incurred losses since we began our operations as a development stage company including a consolidated loss of approximately $84,022 through the year ended September 30, 2002.  We expect to have net losses and negative cash flow at least through the current fiscal year-ended September 30, 2003, and expect to spend significant amounts of capital to enhance our products and services, develop further sales and operations, and fund expansion.  As a result, we will need to generate significant revenue to break even or achieve profitability.  Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

Limited Assets

We have limited assets and will require significant capital to complete our initial operations period. We do not know the exact financial requirements of the projects, products or ventures in which we may eventually participate, and therefore do not know what our exact capital needs will be.  In addition, we may incur substantial costs in connection with any research and/or negotiations for business opportunities, which may deplete our assets.

Revenues

Future revenues will depend on our ability to develop a viable service and thereafter to market that service. There is no assurance that we will meet our objectives or earn any revenues.  We are engaged in business for profit, but cannot predict future profitability.

Our Short Operating History Makes Our Business Difficult to Evaluate

Due to our short operating history, there is little information upon which to base an evaluation of our business and prospects.  We have sustained steady losses as a young company and accordingly, have no a significant operating history upon which to base an evaluation of our business and prospects.  Consequently, our business and prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development.  Some of these risks and uncertainties relate to our ability to develop, market, sell and support our digital imaging products and services, and to attract, retain and motivate qualified personnel.  To address these risks, we must successfully implement our business plan and marketing strategies.  We may not, however, be able to successfully implement all or some parts of our business strategies or successfully address the risks and uncertainties that we encounter.  In such a situation, our results of operation would be negatively affected and our business could fail.

Competitiveness of Industry

Because of low barriers to entry in the graphics business we can say the industry is intensely competitive.  There can be no assurance that any competitors will not develop and offer services similar, or even superior, to the products to be developed and offered by us.  Such competitiveness is likely to bring both strong price and quality competition to the sale of our services.  This will mean, among others things, increased costs in the form of marketing, manufacture and customer services, along with a reduction in product pricing.  Generally, this will have a significant negative effect on our bottom line profits.

We believe that our ability to compete successfully in the digital imaging services market depends on a number of factors, including market presence; the adequacy of our customer support services; the capacity, reliability and security of our network infrastructure; the ease of access to and navigation of the Internet provided by our services; our pricing policies, our competitors and our suppliers; the timing of introductions of new services and products by us and our competitors; our ability to support existing and emerging industry standards; and industry and general economic trends. There can be no assurance that we will have the financial resources, technical expertise or marketing and support capabilities to compete successfully.

Market risks

Any time a new business is introduced into a market, there is a substantial risk that revenues will not meet expectations or even cover the cost of operations.    General market conditions might be such that sales will be slow or even non-existent, and/or the product itself might not fit the needs of buyers enough to induce sales.  While we anticipate the ability to sell the services we develop, there is no way to predict the volume of sales that will occur or even if sales will be sufficient to support our future operations. Numerous factors beyond our control may affect the marketability of the products offered and developed. These factors include consumer demand, market fluctuations, the proximity and capacity of suppliers and government regulations, including regulations relating to prices, taxes, royalties, importing and exporting of products and newly legislated controls.  The exact effect of these factors cannot be accurately predicted, but it's possible they may result in us not receiving an adequate return on our invested capital.

Management of Potential Growth

To manage any future growth, we must continue to implement and improve our operational and financial systems and to expand, train and manage our employee base. We can provide no assurance that we will be able to effectively manage the expansion of our operations, or that our infrastructure, facilities, systems, procedures or controls will be adequate to support our operations. Our inability to effectively manage our future growth could have a material adverse effect on our business, financial condition and results of operations.

There can also be no assurance that our infrastructure, technical staff and resources will be adequate to facilitate our growth.  We can provide no assurance that we will be able to establish accounts or provide customer support on a timely basis, or that any delays will not result in a loss of customers. We believe that our ability to provide timely services for customers and adequate customer support will largely depend on our ability to attract, identify, train, integrate and retain qualified personnel.  Failure to provide adequate customer support services will adversely affect our ability to increase our customer base, and could therefore have a material adverse effect on our business, financial condition and results of operations.

Operating Results Are Difficult to Predict

Our future financial results are uncertain due to a number of factors, many of which are outside our control. These factors include:

•

The fact that we have not finalized development of our service;

•

The amount and timing of costs relating to development of our service;

•

The general economic conditions specific to the digital graphics industry.

Additional Financing

We will require additional financing in order to complete our business plan.  We have no agreements for additional financing and we can provide no assurance that additional funding will be available to us on acceptable terms in order to enable us to complete our plan of operations.

Our capital requirements depend on numerous factors, including the rate of market acceptance of our services, our ability to maintain and expand our customer base, the level of resources devoted to developing and expanding our marketing and sales organization and our research and development activities, the availability of hardware and software provided by third-party vendors, the rate of expansion and other factors.  The timing and amount of such capital requirements cannot accurately be predicted.

If capital requirements vary materially from those currently planned, we may require additional financing. We have no commitments for any additional financing, and there can be no assurance that any such commitments can be obtained on favorable terms, if at all. Any additional equity financing may dilute the interest of our stockholders, and debt financing, if available, may involve restrictive covenants with respect to dividends, raising future capital and other financial and operational matters.  We will not be able to continue operations if additional financing is not obtained.

We Carry No Insurance Policies.

We currently carry no policies of insurance to cover any type of risk to our business.

Liquidity

We plan to run at a loss for at least another 18 months. This is not uncommon for a startup company of this nature. This means that we will rely on our continued fund raising efforts for an indefinite period of time.

Potential Legal, Regulatory and/or Compliance Risk

We may be subject to United States and international laws and regulations regarding the development, use and/or sale of the products or services we sell. We may, with regard to governmental and/or regulatory agencies, be required to comply with certain regulations, and/or potential future regulations, rules, and/or directives. Due to the nature of the industry, there is no guarantee that certain regulations may not, in the future, be imposed. Moreover, potential regulatory conditions and/or compliance therewith and the effects of such on us, may have a materially adverse affect upon us, our business operations, prospects and/or financial condition.

Regulation could:

1. Limit our ability to generate revenues and expose us to liability;

2. Exposed us to liability for defamation, negligence, and infringement;

3. Make it more expensive for us to do business.

Rapid Technological Change

The market for digital imaging services is characterized by rapidly changing technology, changes in customer needs and frequent new service and product introductions. Our future success will depend, in part, on our ability to use leading technologies effectively, to develop our technical expertise, to enhance our services and to develop new services that meet changing customer needs on a timely and cost-effective basis.  There can be no assurance that we will be successful in using new technologies effectively, developing new services or enhancing existing services on a timely basis, or that such new technologies or enhancements will achieve market acceptance. Any failure on our part to use new technologies effectively, develop new services or enhance existing services on a timely basis would have a material adverse effect on our business, financial condition and results of operations.

Dependence on a Limited Number of Customers

We anticipate that we will continue to depend on a limited number of customer orders for a substantial portion of our revenue during any given period.  Loss of, or delays in, a key order could substantially reduce our revenue in any given period and harm our business.  As a result, if we do not acquire a major customer, if a contract is delayed, cancelled or deferred, or if an anticipated sale is not made, our ability to generate revenue could be adversely affected. In general, there are no ongoing written commitments by customers to purchase products from us.  All of our product sales by us are made on a purchase order basis.

We Depend on Our Key Persons and/or Suppliers

Due to the highly technical nature of our business, having certain key personnel will be essential to the web site development process and thus to the entire business itself.  Consequently, the loss of any of those individuals once hired may have a substantial effect on our future success or failure.

Moreover, we are dependent on the principal member of our management personnel, the loss of any one could impair the development of our products and projects. Our success will be largely dependent on the decisions made by members of management. Furthermore, we may depend on our ability to attract and retain additional qualified personnel to manage certain business interests.  We may have to recruit qualified personnel with competitive compensation packages, equity participation and other benefits that may affect the working capital available for our operation(s). Management may seek to obtain outside independent professionals to assist them in assessing the merits and risks of any business proposals as well as assisting in the development and operation of any projects.  No assurance can be given that we will be able to obtain such needed assistance on terms acceptable to us.

Trademarks and Protection of Proprietary Technology

Our success may depend in part on our ability to obtain and enforce intellectual property protection for our technology in both the United States and other countries. To date, we have not filed any trademark applications in the United States Trademark Office.

No assurance can be given that trademarks, when applied for, will be issued. In addition, no assurance can be given that any trademarks acquired by us will not be challenged, invalidated or circumvented, that the rights granted under trademarks will provide competitive advantages to us, or that our competitors will not independently develop or trademark products that are substantially equivalent or superior to our products.  Furthermore, the possibility exists that we could be found to infringe on trademarks held by others. We may have to go to court to defend our trademarks, to prosecute infringements, or to defend ourselves from infringement claims by others.

Item 7.  Description of Property

The Company maintains its principal office at #101-3235 West 4th Avenue, Vancouver, British Columbia, Canada.

Item 8.  Directors, Executive Officers and Significant Employees

The following information sets forth the names of our officers and directors, their present positions, ages and biographical information. Also provided is a brief description of the business experience of our director and executive officer and significant employees during the past five years and an indication of directorships held by the directors in other companies subject to the reporting requirements of the Securities Exchange Act of 1934.

Name

Age

Office(s) Held

Steve Livingston

            34

President & CEO - Director

Secretary, Treasurer

Steve Livingston is the sole director and president of the company.  He is also a Vancouver Firefighter and has been for 12 years.  He handles both his positions as a firefighter and as the executive officer of the Company.  While this is the first time Mr. Livingston has been a director of a reporting company, he has a high level of interest in technology and acknowledges that Mr. Leites will oversee the day to day technical operations of the company.    Mr. Livingston is a sophisticated investor and has been involved through business associates and professionals with the requirements for the operations of a public company.

Our directors are appointed for one year terms to hold office until the next annual general meeting of our shareholders or until removed from office in accordance with our by-laws.  Our officers are appointed by our board of directors and hold office until removed by the board.

Significant Employees

Pablo Leites  -  Digital Graphics Creator

Born in Mexico City, Mexico, Mr. Leites graduated from Art Center College of Design with a Bachelor of Fine Arts in Photography in Pasadena, CA.  Upon his return to Mexico City, he founded Diseo Virtual, and implemented his photographic knowledge into 3D computer generated imagery, which he applied in the creation of special effects, multimedia development, and web design for a wide variety of clients, including several international advertising agencies. Since 1998, he has collaborated with several Vancouver companies creating 3D graphics and web development. In 1999, he merged with two other groups to create SMARTeam,  multimedia solutions firm.   He left that group in March 2001 to start Render Zero, consisting of a group of professionals in Mexico City, with Mr. Leites representing Render Zero in Vancouver, creating high-end graphics for many large clients including Pepsi, Nestle’s, Ballantines Finest Scotch Whisky and Absolut Vodka and BC Hydro.  While in other positions, Mr. Leites assisted with the conceptualisation of VG Tech and assisted VG Tech build its business plan.  Mr Leites joined the Company in November, 2002.

Family Relationships

There are no arrangements or understandings between any of our directors or executive officers, pursuant to which either was selected to be a director or executive officer, nor are there any family relationships among any of our directors and officers.

Involvement in Certain Legal Procedings

Our directors, executive officers and control persons have not been involved in any of the following events during the past five years and which are materials to an evaluation of the ability or the integrity of our director or executive officer:

1.

any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2.

any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offences);

Item 9.

Remuneration of Directors and Officers

The following table sets forth certain information as to our three highest paid officers and directors for the fiscal year ended September 30, 2002.

SUMMARY COMPENSATION TABLE

Name of Individual or	Capacities in which	Aggregate
Identity of Group	Remuneration was Received	Remuneration

Steve Livingston	Director and President	$nil
Officers and Directors as a Group (1)	Directors and Officers	$nil

Currently, we do not pay any officers or directors any salary or other compensation. We, however, anticipate entering into written agreements that will provide for performance-based, incentive compensation consisting of stock options, salary and bonuses.

Employee Benefit and Consulting Services Compensation Plan

We have no employee benefit nor compensation plans.

Item 10.  Security Ownership of Management and Certain Security Holders

As used in this section, the term “beneficial ownership” with respect to a security is defined by Regulation 228.403 under the Securities Exchange Act of 1934, as amended, as consisting of: (1) any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares voting power (which includes the power to vote, or to direct the voting of such security) or investment power (which includes the power to dispose, or to direct the disposition of, such security); and (2) any person who, directly or indirectly, creates or uses a trust, proxy, power of attorney, pooling arrangement or any other contract, arrangement or device with the purpose or effect of divesting such person of beneficial ownership of a security or preventing the vesting of such beneficial ownership.

Each person has sole voting and investment power with respect to the common shares, except as otherwise indicated.

As of January 10, 2003, 18,515,000 common shares, without par value, were issued and outstanding.  We are authorized to issue 25,000,000 common shares without par value.

The following table sets forth, as of January 10, 2003, the beneficial ownership of our common stock by each of our officers and directors, by each person known to beneficially own more than 5% of our outstanding common stock, and by the officers and directors as a group.  Except as otherwise indicated, all shares are owned directly.

Title of class	Name and address of beneficial owner	Number of Shares of Common Stock	Percentage of Common Stock(1)
Common Stock	Steve Livingston	9,000,000	48.6%
Common Stock	All officers and directors (2)	9,000,000	48.6%

(1)

Based on 18,515,000 shares of common stock issued and outstanding on January 10, 2003

(2)

In connection with our organization on March 2, 2000, we issued 1,800,000 shares of restricted common stock at par value to Steve Livingston, our founder, in consideration of services rendered.  All shares were forward split on January 2, 2003 so that 3,703,000 shares became 18,515,000 shares outstanding.

Share Purchase Warrants

We have not issued and do not have outstanding any warrants to purchase shares of our common stock.

Options

We have not issued and do not have outstanding any options to purchase shares of our common stock.

Registration Rights

None of the holders of our common stock have any right to require us to register our common shares pursuant to the Securities Act of 1933.

Convertible Securities

We have not issued and do not have outstanding any securities convertible into shares of common stock or any rights convertible or exchangeable into shares of common stock.

Item 11.  Interest of Management and Others in Certain Transactions

Except as provided below, none of the following persons has any direct or indirect material interest in any transaction to which we are a party, or in any proposed transaction to which we are to be a party during the previous two years:

1.

any of our directors or officers;

2.

any proposed nominee for election as a director;

3.

any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our common stock;

4.

any promoter; or

5.

any relative or spouse of any of the foregoing persons, or any relative of such spouse, who has the same house as such person or who is a director or officer of our parent or subsidiary.

Steve Livingston, our sole officer and director, has planned to make unsecured, non-interest bearing demand loans to keep the company going but there are no guarantees that this situation will continue.

The Company currently does not have any policies about entering into transactions with affiliated parties.

Item 12.  Securities Being Registered

The securities being registered are our shares of common stock, par value $0.001 per share.  Under our articles of incorporation, the total number of shares of all classes of stock we have authority to issue is 25,000,000 shares of common stock, par value $0.001 per share (the “Common Stock”).  The Common stock underwent a forward split resulting in 5 new shares for each 1 old shares on January 2, 2003.  All references to numbers of shares of Common Stock in this statement are post-split numbers unless the context or description indicates otherwise.

Common Stock

All of our authorized shares of common stock are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.  Holders of common shares are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of common shares are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.  However, it is the present intention of the Company not to pay any cash dividends to holders of Common Stock but to reinvest earnings, if any, of the Company. In the event of liquidation, dissolution or winding up of the company the holders of shares of Common Stock are entitled to share pro-rata in all assets remaining after payment of liabilities and the preferences of any holders of preferred stock.  Shares of Common Stock have no pre-emptive, conversion or other subscription rights.  There are no redemption or sinking fund provisions applicable to the Common Stock.

Our articles and by-laws do not contain any provisions that would delay, defer or prevent our change in control.

PART II

ITEM 1.

MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

There is no public trading market for our common shares in the United States or elsewhere.   We anticipate applying for a listing on the OTC Bulletin Board upon effectiveness of this registration statement. There can be no assurance, however, that a public market will materialize.

None of the holders of our common stock have any right to require us to register our common shares pursuant to the Securities Act of 1933.

On January 10, 2003, the shareholders’ list for our common shares showed one hundred six (106) registered shareholders and 18,515,000 shares outstanding.  There are no additional beneficial shareholders beyond the one hundred six (106) registered shareholders as of January 10, 2003.

There are no outstanding options or warrants to purchase, or securities convertible into, common shares.  Our issued and outstanding shares could be sold pursuant to Rule 144 of the Securities Act of 1933 (the “Act”).

We have not declared any dividends since incorporation and do not anticipate that we will do so in the foreseeable future.  Although there are no restrictions that limit our ability to pay dividends on our common shares, our intention is to retain future earnings for use in our operations and the expansion of our business.

ITEM 2.

LEGAL PROCEEDINGS

We know of no material, active or pending legal proceedings against us, nor are we involved as a plaintiff in any material proceeding or pending litigation.  There are no proceedings in which any of our directors, officers or affiliate, or any registered or beneficial shareholder, is an adverse party or has a material interest adverse to us.

ITEM 3.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

We have had no changes in or disagreements with our accountants since our incorporation.

ITEM 4.

RECENT SALES OF UNREGISTERED SECURITIES

In the past three years, we have sold the following common shares without registering such common shares under the Securities Act of 1933:

The Company completed the issuance of 1,800,000 common shares in March of 2000 to its founder Steve Livingston in exchange for services rendered.  These shares were issued pursuant to Section 4(2) of the Securities Act of 1933. These shares were marked “restricted” at the time issued.

The Company completed an offering of 605,600 shares of Common Stock to the following 11 purchasers at a price of $0.05 per share in April of 2000 pursuant to Rule 504 of Regulation D of the Act. The offering was completed to persons known to the officers and directors of the Company.  No commissions were paid in connection with these transactions.

Name	Number of Common Shares	Consideration($)
Hai Nguyen	50,000	$2,500
Jenny Faifel	41,000	$2,050
Dustin Kneeland	40,000	$2,000
Vika Roudnitskaia	44,000	$2,200
Kelly Boechler	46,000	$2,300
Boris Machula	36,000	$1,800
Galen Evens	60,000	$3,000
Sharleen Whiteside	48,600	$2,430
Tina Wallace	20,000	$1,000
Johnny Patterson	100,000	$5,000
Erny Del Signore	120,000	$6,000

In addition to the above, The Company completed an offering of 977,500 shares of Common Stock to the following 13 purchasers at a price of $0.05 per share in from May 2000 through to November of 2000 pursuant to Rule 504 of Regulation D of the Act. The offering was completed to persons known to the officers and directors of the Company.  No commissions were paid in connection with these transactions.

Name	Number of Common Shares	Consideration($)
Dr. Richard Radford	20,000	$1,000
Lynne Radford	20,000	$1,000
Walter Majewski	26,250	$1,327.50
Francis Majewski	26,250	$1,327.50
Tim Standford	120,00	$6,000
Shelley Walker	20,000	$1,000
Steve Toban	90,000	$4,500
Paul Myring	90,000	$4,500
Murray Blewitt	60,000	$3,000
Dale Severson	40,000	$2,000
James Walker	100,000	$5,000
Shawna Doersam	40,000	$2,000
Pavel Thompkins	100,000	$5,000
Galen Evens	60,000	$3,000
Scott Sutherland	45,000	$2,250
Carleton Whiteside	120,000	$6,000

The Company completed an offering of 112,300 shares of Common Stock to the following 5 purchasers at a price of $0.10 per share from February 2001 through to June 15 2001 pursuant to Rule 504 of Regulation D of the Act. The offering was completed to persons known to the officers and directors of the Company.   The offering was closed in July 2001. No commissions were paid in connection with these transactions.

Name	Number of Common Shares	Consideration($)
Julie Boechler	29,000	$2,900
John Gordon	16,000	$1,600
Michelle Gordon	15,000	$1,500
Tina Wallace	25,000	$2,500
Vika Roudnitskaia	27,300	$2,730

The Company completed an offering of 7,600 shares of Common Stock to the following 76  purchasers at a price of $0.10 per share from December 27, 2002 through to December 30, 2002 pursuant to Rule 504 of Regulation D of the Act. The offering was completed to persons known to the officers and directors of the Company.   The offering was closed in January in 2003.

Name	Number of Common Shares	Consideration($)
Malcolm Atkins	100	$10
Raymond Attanasio	100	$10
Dale Beaulier	100	$10
Tim Beaulier	100	$10
Tedd Biernstein	100	$10
Randy Bell	100	$10
Scott Bittinger	100	$10
James Briant	100	$10
Michael J. Brochete	100	$10
Robert E. Brodie	100	$10
Bob Brunelle	100	$10
Larry Clark	100	$10
Stanley Davis	100	$10
Patrick Davis	100	$10
Dennis Defehr	100	$10
Dian Diamond	100	$10
Daniel Drago	100	$10
Raymond Fagen	100	$10
Karen Fleeman	100	$10
Dorothy Gilbeaux	100	$10
Sandra Gillette	100	$10
William Graves	100	$10
Myron Hardy	100	$10
Darel Hartwig	100	$10
Darrell Kirkeby	100	$10
Steven Leslie	100	$10
Joseph Leslie	100	$10
William Lin	100	$10
Jeffrey Maraulja	100	$10
Webb W. McClure	100	$10
Cameron Mixon	100	$10
Robert N. Nelson	100	$10
Gerald Owens	100	$10
Delores Pfau	100	$10
Eli Ponack	100	$10
David G. Radford	100	$10
Warren Reid	100	$10
Leonard Rosinski	100	$10
E.J. Schneider	100	$10
Dr. Robert Servais	100	$10
Richard Simonetti	100	$10
Frank Smartt	100	$10
Phillip Snow	100	$10
Peter Solobay	100	$10
Gale. L. Whitford	100	$10
Warren Willmeng	100	$10
James Wong	100	$10
Earl Zeider	100	$10
Sherri Zysk	100	$10
Ralph Busch	100	$10
Peter Dranchuk	100	$10
Gualter Furtado	100	$10
Peter Georgiou	100	$10
Steven Gorkoff	100	$10
Dave Hennigar	100	$10
Tom Kofin	100	$10
Darwin Linn	100	$10
Bruno Loschiavo	100	$10
Kevin McLaurin	100	$10
Vince Miele	100	$10
Phyllis Nelson	100	$10
Matt Pan	100	$10
David Postletter	100	$10
John Procaccini	100	$10
Alan Profili	100	$10
Klaus Rieder	100	$10
Doug Rosseau	100	$10
John Smith	100	$10
John Svoboda	100	$10
Don Tymrick	100	$10
Pat Vallier	100	$10
Murray Van Laare	100	$10
Elizabeth Wentworth	100	$10
Steve Whittemore	100	$10
Steve Wolarek	100	$10
Herbert Zane	100	$10

ITEM 5.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our officers and directors are indemnified as to personal liability as provided by the Nevada Revised Statutes (“NRS”) and our bylaws.  Section 78.7502 of the NRS provides that a corporation may eliminate personal liability of an officer or director to the corporation or its stockholders for breach of fiduciary duty as an officer or director provided that such  indemnification is limited if such party acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the corporation.

Our articles of incorporation and bylaws allow us to indemnify our officers and directors up to the fullest extent permitted by Nevada law, but such indemnification is not automatic.  Our bylaws provide that indemnification may not be made to or on behalf of a director or officer if a final adjudication by a court establishes that the director or officer’s acts or omissions involved intentional misconduct, fraud, or a knowing violation of the law and was material to the cause of action.

Unless limited by our articles of incorporation (which is not the case with our articles of incorporation) a corporation must indemnify a director who is wholly successful, on the merits or otherwise, in the defence of any proceeding to which the director was a party because of being a director of the corporation against reasonable expenses incurred by the director in connection with the proceeding.

We have been advised that, in the opinion of the SEC, this type of indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against these types of liabilities, other than the payment by it of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suitor proceeding, is asserted by a director, officer or controlling person in connection with the securities being registered, we will submit the question of whether indemnification by it is against public policy to an appropriate court and will be governed by the final adjudication of the case.

PART FINANCIAL STATEMENTS

Our financial statements are stated in United States Dollars (US$) and are prepared in accordance with United States Generally Accepted Accounting Principles.

The financial statements are attached hereto and found immediately following the text of this Registration Statement.  The Independent Auditor’s Report of Amisano Hanson for the audited financial statements for the years ended September 30, 2002 and September 30, 2001 is included herein immediately preceding the audited financial statements.

V G TECH, INC.

(A Development Stage Company)

REPORT AND FINANCIAL STATEMENTS

December 31, 2002 (Unaudited), September 30, 2002, 2001 and 2000

(Stated in US Dollars)

INDEPENDENT AUDITORS' REPORT

To the Stockholders,

V G Tech, Inc.

We have audited the accompanying balance sheets of V G Tech, Inc. (A Development Stage Company) as of September 30, 2002, 2001 and 2000 and the related statements of operations, stockholders’ equity and cash flows for each of the years in the two year period ended September 30, 2002 and for the period March 2, 2000 (Date of Incorporation) to September 30, 2000 and from March 2, 2000 (Date of Incorporation) to September 30, 2002.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements referred to above present fairly, in all material respects, the financial position of V G Tech, Inc. as of September 30, 2002, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the two years ended September 30, 2002 and from March 2, 2002 (Date of Incorporation) to September 30, 2000 and from March 2, 2000 (Date of Incorporation) to September 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements referred to above have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 1 to the financial statements, the Company is in the development stage, and has no established source of revenue and is dependent on its ability to raise capital from shareholders or other sources to sustain operations.  These factors, along with other matters as set forth in Note 1, raise substantial doubt that the Company will be able to continue as a going concern.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Vancouver, Canada	“Amisano Hanson”
January 9, 2003	Chartered Accountants

V G TECH, INC.

(A Development Stage Company)

BALANCE SHEETS

December 31, 2002 (Unaudited), September 30, 2002, 2001 and 2000

(Stated in US Dollars)

ASSETS
	(Unaudited)
	December 31,		September 30,
	2002		2002	2001	2000
Current
Cash	$1,461		$ -	$ -	$ 2,213
Advances receivable – Note 3	1,542		3,142	3,142	1,718
Capital assets – Note 4	4,744		5,021	6,462	8,344

	$7,747		$ 8,163	$ 9,604	$ 12,275

LIABILITIES
	Current
	Accounts payable	$4,000	$ -	$ -	$ -

STOCKHOLDERS’ EQUITY
	Common stock, $0.001 par value
	25,000,000 shares authorized
	3,503,000 (September 30, 2002, 2001: 3,495,400, September 30, 2000: 2,818,100) shares issued and outstanding	3,503	3,495	3,495	2,818
	Capital in excess of par value	89,442	88,690	88,690	49,887
	Deficit accumulated during the development stage	(89,198)	(84,022)	(82,581)	(40,430)

		3,747	8,163	9,604	12,275

		$7,747	$ 8,163	$ 9,604	$ 12,275

Nature and Continuance of Operations - Note 1

Subsequent Event – Note 9

APPROVED BY THE DIRECTOR:
/s/ Steve Livingston , Director

V G TECH, INC.

(A Development Stage Company)

STATEMENTS OF OPERATIONS

for the three months ended December 31, 2002 and 2001 (Unaudited),

the years ended September 30, 2002 and 2001,

for the period March 2, 2000 (Date of Incorporation) to September 30, 2000

and for the period March 2, 2000 (Date of Incorporation) to December 31, 2002

 (Stated in US Dollars)

	(Unaudited)				March 2, 2000
	Three months ended		Years ended		(Date of Incorporation) to
	December 31,		September 30,		September 30,	December 31,
	2002	2001	2002	2001	2000	2002
Revenue
Sales	$1,273	$ -	$ -	$ -	$ -	$ 1,273

Expenses
Accounting	4,675	-	-	480	180	5,335
Advertising	-	-	-	-	2,202	2,202
Amortization	277	360	1,441	1,882	1,065	4,665
Bank charges and interest	53	-	-	209	89	351
Consulting fees – Note 5	500	-	-	-	17,900	18,400
Legal	-	-	-	19,045	-	19,045
Management fees	-	-	-	7,111	447	7,558
Office and miscellaneous	536	-	-	3,694	2,558	6,788
Printing	-	-	-	1,455	1,228	2,683
Telephone	188	-	-	1,605	1,196	2,989
Website costs	220	-	-	6,670	13,565	20,455
	______________	________________	________________	_________________	________________	________________
	(6,449)	(360)	(1,441)	(42,151)	(40,430)	(90,471)
	_______________	________________	________________	________________	________________	________________
Net loss for the period	$(5,176)	$ (360)	$ (1,441)	$ (42,151)	$ (40,430)	$ (89,198)

Basic loss per share	$(0.00)	$ (0.00)	$ (0.00)	$ (0.01)	$ (0.02)

Weighted average number of shares outstanding	3,495,400	3,495,400	3,495,400	3,404,200	2,391,943

V G TECH, INC.

(A Development Stage Company)

STATEMENTS OF CASH FLOWS

for the three months ended December 31, 2002 and 2001 (Unaudited),

the years ended September 30, 2002 and 2001,

for the period March 2, 2000 (Date of Incorporation) to September 30, 2000

and for the period March 2, 2000 (Date of Incorporation) to December 31, 2002

(Stated in US Dollars)

	(Unaudited)				March 2, 2000
	Three months ended		Years ended		(Date of Incorporation) to
	December 31,		September 30,		September 30,	December 31,
	2002	2001	2002	2001	2000	2002
Cash flows from Operating Activities
Net loss for the period	$(5,176)	$(360)	$ (1,441)	$ (42,151)	$ (40,430)	$ (89,198)
Add item not involving cash:
Amortization	277	360	1,441	1,882	1,065	4,665
Issuance of common stock for expenses	-	-	-	-	1,800	1,800
Changes in non-cash working capital items
Advances receivable	1,600	-	-	(1,424)	(1,718)	(1,542)
Accounts payable	4,000	-	-	-	-	4,000
	_______________	_______________	_______________	_______________	_______________	_______________
	701	-	-	(41,693)	(39,283)	(80,275)
	_______________	_______________	_______________	_______________	_______________	_______________
Cash flow from Investing Activity
Acquisition of capital assets	-	-	-	-	(9,409)	(9,409)
	_______________	_______________	_______________	_______________	_______________	_______________
Cash flow from Financing Activity
Issuance of common stock	760	-	-	39,480	50,905	91,145
	_______________	_______________	_______________	_______________	_______________	_______________
Increase (decrease) in cash during the period	1,461	-	-	(2,213)	2,213	1,461

…/Cont’d.

V G TECH, INC.

Continued

(A Development Stage Company)

STATEMENTS OF CASH FLOWS

for the three months ended December 31, 2002 and 2001,

the years ended September 30, 2002 and 2001,

for the period March 2, 2000 (Date of Incorporation) to September 30, 2000

and for the period March 2, 2000 (Date of Incorporation) to December 31, 2002

 (Stated in US Dollars)

	(Unaudited)				March 2, 2000
	Three months ended		Years ended		(Date of Incorporation) to
	December 31,		September 30,		September 30,	December 31,
	2002	2001	2002	2001	2000	2002
Cash, beginning of the period	-	-	-	2,213	-	-
	_______________	_______________	_______________	_______________	_______________	_______________
Cash end of the period	$1,461	$ -	$ -	$ -	$ 2,213	$ 1,461

Supplemental disclosure of cash flow Information
Cash paid for:
Interest	$-	$ -	$ -	$ -	$ -	$ -

Income taxes	$-	$ -	$ -	$ -	$ -	$ -

Non-cash Transaction – Note 8

V G TECH, INC.

(A Development Stage Company)

STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

for the period March 2, 2000 (Date of Incorporation) to September 30, 2002 (Audited)

and for the three months ended December 31, 2002 (Unaudited)

 (Stated in US Dollars)

				Deficit
				Accumulated
			Capital in	During the
	Common Stock		Excess of	Development
	Number	Par Value	Par Value	Stage	Total
Capital stock issued
For services – at $0.001	1,800,000	$ 1,800	$ -	$ -	$ 1,800
For cash – at $0.05	1,018,100	1,018	49,887	-	50,905
Net loss for the period	-	-	-	(40,430)	(40,430)
	_____________	_____________	_____________	_____________	____________
Balance, September 30, 2000	2,818,100	2,818	49,887	(40,430)	12,275
Capital stock issued
For cash – at $0.05	565,000	565	27,685	-	28,250
– at $0.10	112,300	112	11,118	-	11,230
Net loss for the period	-	-	-	(42,151)	(42,151)
	_____________	_____________	_____________	_____________	____________
Balance, September 30, 2001	3,495,400	3,495	88,690	(82,581)	9,604
Net loss for the period	-	-	-	(1,441)	(1,441)
	_____________	_____________	_____________	_____________	____________
Balance, September 30, 2002	3,495,400	3,495	88,690	(84,022)	8,163
Capital stock issued
For cash – at $0.10	7,600	8	752	-	760
Net loss for the period	-	-	-	(5,176)	(5,176)
	_____________	_____________	_____________	_____________	____________
Balance, December 31, 2002 (unaudited)	3,503,000	$ 3,503	$ 89,442	$ (89,198)	$ 3,747

V G TECH, INC.

(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2002 (Unaudited), September 30, 2002, 2001 and 2000

(Stated in US Dollars)

Note 1

Nature and Continuance of Operations

The Company is in the development stage and is in the business of developing high end computer generated 3D digital illustrations and special effects for the advertising, architectural and medical industries.

These financial statements have been prepared on a going concern basis.  The Company has accumulated a deficit of $89,198 since inception and has a working capital deficiency of $2,539 at December 31, 2002.  Its ability to continue as a going concern is dependent upon the ability of the Company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

The Company was incorporated in the State of Nevada, in the United States of America on March 2, 2000.

Note 2

Summary of Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.  Actual results may vary from these estimates.

The financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

Development Stage

The Company is a development stage company as defined in Statement of Financial Accounting Standards No. 7 as it is devoting substantially all of its efforts to establish a new business and planned principal operations have not commenced.

Capital Assets and Amortization

Capital assets are recorded at cost.  The Company provides for amortization using the declining balance method at the following annual rates:

Furniture and fixtures

20%

Computer equipment

30%

Note 2

Summary of Significant Accounting Policies – (cont’d)

Income Taxes

The Company uses the liability method of accounting for income taxes pursuant to Statement of Financial Accounting Standards, No. 109 "Accounting for Income Taxes".

Basic Loss Per Share

The Company reports basic loss per share in accordance with the Statement of Financial Accounting Standards No. 128, “Earnings Per Share”.  Basic loss per share is computed using the weighted average number of shares outstanding during the period.  Diluted loss per share has not been provided as it would be antidilutive.

Financial Instrument

The carrying value of the Company’s financial instruments, consisting of cash, accounts receivable and accounts payable approximate their fair value due to the short maturity of such instruments.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Revenue Recognition

Revenue from advertising and e-commerce links will be recognized when it is earned, upon receipt of a non-cancellable contract and collectability is reasonably assured.  Revenue recognition from these sales are not of applicable provisions for refunds, discounts and allowances.  Revenues from subscriptions to affiliates websites will be recorded in the same manner as revenue from advertising and e-commerce links, net of an allowance for estimated terminated subscriptions.

New Accounting Standards

Management does not believe that any recently issued but not effective accounting standards if currently adapted could have a material affect on the accompanying financial statements.

Note 3

Advances Receivable

Advances receivable are unsecured advances to the director of the Company.  This amount is non-interest bearing and has no specific terms for repayment.

Note 4

Capital Assets

	(Unaudited)			(Audited)
	December 31, 2002			September 30,
		Accumulated		2002	2001	2000
	Cost	Amortization	Net	Net	Net	Net
Furniture and fixtures	$6,909	$3,129	$3,780	$ 3,980	$ 4,975	$ 6,219
Computer equipment	2,500	1,536	964	1,041	1,487	2,125
	_______	_____________	_______	________	________	__________
	$9,409	$4,665	$4,744	$ 5,021	$ 6,462	$ 8,344

Note 5

Related Party Transactions – Notes 3 and 8

During the three months ended December 31, 2002, the years ended September 30, 2002 and 2001, and the period from March 2, 2000 (Date of Incorporation) to September 30, 2000, the Company incurred the following transactions with a director of the Company:

(Audited)
	(Unaudited)			March 2, 2000
	Three months			(Date of
	ended	(Audited)		Incorporation)
	December 31,	Year ended September 30,		to September 30,
	2002	2002	2001	2000
Consulting fees	$ -	$ -	$ -	$ 1,800

This charge was measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

Included in advances receivable at December 31, 2002 is $1,542 (September 30, 2002:  $3,142; September 30, 2001:  $Nil; September 30, 2000:  $Nil) due from a director of the Company.

Note 6

Deferred Tax Assets

The Financial Accounting Standards Board issued Statement Number 109 in Accounting for Income Taxes (“FAS 109”) which is effective for fiscal years beginning after December 15, 1992.  FAS 109 requires the use of the asset and liability method of accounting of income taxes.  Under the assets and liability method of FAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The following table summarizes the significant components of the Company’s deferred tax assets:

Total
Deferred Tax Assets
Non-capital losses carryforward	$30,327
Valuation allowance for deferred tax asset	(30,327)
__________
$

The amount taken into income as deferred tax assets must reflect that portion of the income tax loss carryforwards that is likely to be realized from future operations.  The Company has chosen to provide an allowance of 100% against all available income tax loss carryforwards, regardless of their time of expiry.

Note 7

Income Taxes

No provision for income taxes has been provided in these financial statements due to the net loss.  At December 31, 2002 the Company has net operating loss carryforwards, which expire commencing in 2022, totalling approximately $89,198, the benefit of which has not been recorded in the financial statements.

Note 8

Non-cash Transaction

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the cash flow statement.  During the period from March 2, 2000 (Date of Incorporation) to September 30, 2000, the Company issued 1,800,000 common shares at $0.001 per share for $1,800 in respect to consulting fees due to a director of the Company.  This transaction was excluded from the cash flow statement.

Note 9

Subsequent Event (Unaudited)

Pursuant to a directors resolution dated January 2, 2003, the Company has indicated its intention to reverse split its authorized and issued common stock on a five for one basis.

The Company is in the process of filing a Form 10SB to register its securities pursuant to Section 12 (g) of the Securities Exchange Act of 1934.

PART III

ITEM 1.

INDEX TO EXHIBITS

(1)  Financial Statements Filed as Part of the Registration Statement

See “Part Financial Statements”.

Exhibits Required by Item 601 of Regulation S-B

ITEM 2.

DESCRIPTION OF  EXHIBITS

Exhibit No.	Description
Charter Documents:
3 (i)	Certificate of Incorporation, dated March 2, 2000.
3 (i) (a)	Articles of Incorporation, dated March 2, 2000.
3 (i) (b)	Certificate Amending Articles of Incorporation dated March 17, 2002
3 (ii)	Bylaws, effective March 2, 2000.

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  January 27, 2003.

V G TECH, INC.

By:

/s/ Steve Livingston

Steve Livingston

Director and Chief Executive Officer

SECRETARY OF STATE

STATE OF NEVADA

CORPORATE CHARTER

I, DEAN HELLER, the duly elected and qualified Nevada Secretary of State, do hereby certify **V G TECH, INC.** did on **March 2, 2000** file in this office the original Articles of Incorporation; that said Articles are now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said Articles contain all the provisions required by the law of said State of Nevada.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office, in Carson City, Nevada, on **March 3, 2000.**

Secretary of State

By

Certification Clerk

Articles of Incorporation

Of

V G Tech, Inc.

Article I

The name of the corporation is:  V G Tech, Inc.

Article II

The Resident Agent of the corporation is Val-U-Corp Services, Inc. The address of the

Resident Agent where process may be served is:

1802 N. Carson St., Suite 212

Carson City, Nevada 89701

Article III

The number of shares the corporation is authorized to issue is twenty-five thousand (25,000) shares with no par value.  The stock shall be non-assessable.

Article IV

The governing board of the corporation shall be styled as Directors.  The First Board of Directors shall consist of one (1) member whose name and address is listed as follows:

Daniel A. Kramer

1802 N. Carson St., Suite 212

Carson City, Nevada 89701

Article V

The purpose of the corporation shall be general business and any legal activity.

Article VI

The Incorporator’s name and address is listed as follows:

Daniel A. Kramer

1802 N. Carson St., Suite 212

Carson City, Nevada 89701

I, the undersigned, being the Incorporator hereinbefore named for the purpose of forming a corporation pursuant to General Corporation Law of the State of Nevada, do make and file these Articles of Incorporation, hereby declaring and certifying that the facts herein stated are true, and accordingly, have hereunto set my hand this March 2, 2000.

/s/  Daniel A. Kramer

Daniel A. Kramer

Incorporator

I, Val-U-Corp Services, Inc., hereby accept appointment as Resident Agent for the previously name corporation this March 2, 2000.

/s/  Daniel A. Kramer

Daniel A. Kramer

President

Certificate Amending Articles of Incorporation

Of

V G Tech, Inc.

The undersigned, being all the Incorporators of V G Tech, Inc., a Nevada Corporation, hereby certify that, there being no stock issued, it was agreed that this Certificate Amending Articles of Incorporation be filed.

The undersigned certifies that the original Articles of Incorporation of V G Tech, Inc. were filed with the Secretary of State of Nevada on March 2, 2000.  The undersigned further certifies that Article III of the original Articles of Incorporation herein is amended to read as follows:

Article III

The number of shares the corporation is authorized to issue is twenty-five million (25,000,000) shares with a par value of one-tenth of a cent ($0.001) per share.

/s/  Daniel A. Kramer

Incorporator

BYLAWS

OF

VG TECH, INC.

(Nevada)

TABLE OF CONTENTS

Page

ARTICLE I

OFFICES

1.1

Business Office

1

1.2

Registered Office and Registered Agent

1

ARTICLE II

SHARES AND TRANSFER THEREOF

2.1

Regulation

1

2.2

Stock Certificates: Facsimile Signatures and Validation

1

2.3

Fractions of Shares: Insurance; Payment of Value or Issuance of Scrip

1

2.4

Cancellation of Outstanding Certificates and Issuance of New Certificates: Order of

Surrender; Penalties for Failure to Comply

2

2.5

Consideration for Shares: Types; Adequacy; Effect of Receipt; Actions of Corporation

Pending Receipt in Future

2

2.6

Stockholder's Liability: No Individual Liability Except for Payment for which Shares were Authorized to be Issued or which was Specified in Subscription Agreement

3

2.7

Lost, Stolen, or Destroyed Certificates

3

2.8

Transfer of Shares

3

2.9

Restrictions on Transfer of Shares

3

2.10

Transfer Agent

3

2.11

Close of Transfer Book and Record Date

4

ARTICLE III

STOCKHOLDERS AND MEETINGS THEREOF

3.1

Stockholders of Record

4

3.2

Meetings

4

3.3

Annual Meeting

4

3.4

Special Meetings

4

3.5

Actions at Meetings not Regularly Called: Ratification and Approval

5

3.6

Notice of Stockholders' Meeting:  Signature; Contents; Service

5

3.7

Waiver of Notice

6

3.8

Voting Record

6

3.9

Quorum

6

3.10

Organization

6

3.11

Manner of Acting

6

3.12

Stockholders' Proxies

6

3.13

Voting of Shares

7

Page

3.14

Voting by Ballot

7

3.15

Cumulative Voting

8

3.16

Consent of Stockholders in Lieu of Meeting

8

3.17

Maintenance of Records at Registered Office; Inspection and Copying

of Records

8

ARTICLE IV

DIRECTORS, POWERS AND MEETINGS

4.1

Board of Directors

9

4.2

General Powers

9

4.3

Regular Meetings ..............................................................

9

4.4

Special Meetings ...............................................................

10

4.5

Actions at Meetings Not Regularly Called: Ratification and Approval

10

4.6

Notice of Directors’ Meetings

10

4.7

Waiver of Notice

10

4.8

Quorum

10

4.9

Organization

11

4.10

Manner of Acting

11

4.11

Participation by Telephone or Similar Method

11

4.12

Consent of Directors in Lieu of Meeting

11

4.13

Vacancies ........................................................................

11

4.14

Compensation

11

4.15

Removal of Directors

12

4.16

Resignations

12

ARTICLE V

OFFICERS

5.1

Number

12

5.2

Election and Term of Office

12

5.3

Removal

12

5.4

Vacancies

12

5.5

Powers

12

5.6

Compensation

14

5.7

Bonds

14

ARTICLE VI

PROVISIONS APPLICABLE TO OFFICERS AND DIRECTORS GENERALLY

6.1

Exercise of Powers and Performance of Duties by Directors and Officers

14

6.2

Restrictions on Transactions Involving Interested Directors or Officers;

Compensation of Directors

14

6.3

Indemnification of Officers, Directors, Employees and Agents; Advancement of Expenses

15

Page

ARTICLE VII

DIVIDENDS; FINANCE

7.1

Dividends

17

7.2

Reserve Funds

17

7.3

Banking

17

ARTICLE VIII

CONTRACTS, LOANS, AND CHECKS

8.1

Execution of Contracts

17

8.2

Loans

17

8.3

Checks

18

8.4

Deposits

18

ARTICLE IX

FISCAL YEAR

18

ARTICLE X

CORPORATE SEAL

18

ARTICLE XI

AMENDMENTS

18

ARTICLE XII

COMMITTEES

12.1

Appointment

18

12.2

Name

18

12.3

Membership

19

12.4

Procedure

19

12.5

Meetings

19

12.6

Vacancies

19

12.7

Resignations and Removal

19

CERTIFICATE

20

ARTICLE I

OFFICES

1.1

Business Office.  The principal office and place of business of the corporation is located in the Province of British Columbia, Canada at Suite 101, 3235 W 4th Ave., Vancouver, BC, V6K 1R8.  Other offices and places of business may be established from time to time by resolution of the Board of Directors or as the business of the corporation may require.

1.1

Registered Office and Registered Agent.  The registered agent of the corporation for the service of process in the state of Nevada is Val-U-Corp Services, Inc. and the registered office of the registered agent for the service of process is 1802 North Carson, Carson City, Nevada, 89701

1.2

 The registered agent of the corporation may be changed from time to time by the Board of Directors in accordance with the procedures set forth in the Nevada Business Corporation Act.

ARTICLE II

SHARES AND TRANSFER THEREOF

2.1

Regulation.  The Board of Directors may make such rules and regulations as it may deem appropriate concerning the issuance, transfer, and registration of certificates for shares of the corporation, including the appointment of transfer agents and registrars.

2.2

Stock Certificates: Facsimile Signatures and Validation.

(A)

Every stockholder shall be entitled to have a certificate, signed by officers or agents designated by the corporation for the purpose, certifying the number of shares owned by him in the corporation.

(B)

Whenever any certificate is countersigned or otherwise authenticated by a transfer agent or transfer clerk, and by a registrar, then a facsimile of the signatures of the officers or agents of the corporation may be printed or lithographed upon such certificate in lieu of the actual signatures.

(C)

In the event any officer or officers who shall have signed, or whose facsimile signature shall have been used on, any certificate or certificates for stock shall cease to be such officer or officers of the corporation, whether because of death, resignation or other reason, before such certificate or certificates shall have been delivered by the corporation, such certificate or certificates may nevertheless be adopted by the corporation and be issued and delivered as though the person or persons who signed such certificate or certificates, or whose facsimile signature shall have been used thereon, had not ceased to be such officer or officers of the corporation.

2.3

Fractions of Shares: Issuance; Payment of Value or Issuance of Scrip.  The corporation is not obligated to, but may, execute and deliver a certificate for or including a fraction of a share.  In lieu of executing and delivering a certificate for a fraction of a share, the corporation may, upon resolution of the Board of Directors:

(A)

make payment to any person otherwise entitled to become a holder of a fractional share, which payment shall be in accordance with the provisions of the Nevada Business Corporation Act; or

(B)

issue such additional fraction of a share as is necessary to increase the fractional share to a full share; or

(C)

execute and deliver registered or bearer scrip over the manual or facsimile signature of an officer of the corporation or of its agent for that purpose, exchangeable as provided on the scrip for full share certificates, but the scrip does not entitle the holder to any rights as a stockholder except as provided on the scrip.  The scrip may contain any other provisions or conditions, as permitted by the Nevada Business Corporation Act, that the corporation, by resolution of the Board of Directors, deems advisable.

2.4

Cancellation of Outstanding Certificates and Issuance of New Certificates: Order of Surrender; Penalties for Failure to Comply.  All certificates surrendered to the corporation for transfer shall be canceled and no new certificates shall be issued in lieu thereof until the former certificate for a like number of shares shall have been surrendered and canceled, except as hereinafter provided with respect to lost, stolen or destroyed certificates.

When the Articles of Incorporation are amended in any way affecting the statements contained in the certificates for outstanding shares, or it becomes desirable for any reason, in the discretion of the Board of Directors, to cancel any outstanding certificate for shares and issue a new certificate therefor conforming to the rights of the holder, the Board of Directors may order any holders of outstanding certificates for shares to surrender and exchange them for new certificates within a reasonable time to be fixed by the Board of Directors.  Such order may provide that no holder of any such certificate so ordered to be surrendered shall be entitled to vote or to receive dividends or exercise any of the other rights of stockholders of record until he shall have complied with such order, but such order shall only operate to suspend such rights after notice and until compliance.  The duty of surrender of any outstanding certificates may also be enforced by action at law.

2.5

Consideration for Shares: Types; Adequacy; Effect of Receipt; Actions of Corporation Pending Receipt in Future.

(A)

The Board of Directors may authorize shares to be issued for consideration consisting of any tangible or intangible property or benefit to the corporation, including, but not limited to, cash, promissory notes, services performed, contracts for services to be performed, or other securities of the corporation.

(B)

Before the corporation issues shares, the Board of Directors must determine that the consideration received or to be received for the shares to be issued is adequate.  The judgment of the Board of Directors as to the adequacy of the consideration received for the shares issued is conclusive in the absence of actual fraud in the transaction.

(C)

When the corporation receives the consideration for which the Board of Directors authorized the issuance of shares, the shares issued therefor are fully paid.

(D)

The corporation may place in escrow shares issued for a contract for future services or benefits or a promissory note, or make any other arrangements to restrict the transfer of the shares.  The corporation may credit distributions made for the shares against their purchase price, until the services are performed, the benefits are received or the promissory note is paid.  If the services are not performed, the benefits are not received or the promissory note is not paid, the shares escrowed or restricted and the distributions credited may be canceled in whole or in part.

2.6

Stockholder's Liability: No Individual Liability Except for Payment for which Shares were Authorized to be Issued or which was Specified in Subscription Agreement.  Unless otherwise provided in the articles of incorporation, no stockholder of the corporation is individually liable for the debts or liabilities of the corporation.  A purchaser of shares of stock from the corporation is not liable to the corporation or its creditors with respect to the shares, except to pay the consideration for which the shares were authorized to be issued or which was specified in the written subscription agreement.

2.7

Lost, Stolen, or Destroyed Certificates.  Any stockholder claiming that his certificate for shares is lost, stolen,  or destroyed may make an affidavit or affirmation of the fact and lodge the same with the Secretary of the corporation, accompanied by a signed application for a new certificate.  Thereupon, and upon the giving of a satisfactory bond of indemnity to the corporation, a new certificate may be issued of the same tenor and representing the same number of shares as were represented by the certificate alleged to be lost, stolen or destroyed.  The necessity for such bond and the amount required to be determined by the President and Treasurer of the corporation, unless the corporation shall have a transfer agent, in which case the transfer agent shall determine the necessity for such bond and the amount required.

2.8

Transfer of Shares.  Subject to the terms of any stockholder agreement relating to the transfer of shares or other transfer restrictions contained in the Articles of Incorporation or authorized therein, shares of the corporation shall be transferable on the books of the corporation by the holder thereof in person or by his duly authorized attorney, upon the surrender and cancellation of a certificate or certificates for a like number of shares.  Upon presentation and surrender of a certificate for shares properly endorsed and payment of all taxes therefor, the transferee shall be entitled to a new certificate or certificates in lieu thereof.  As against the corporation, a transfer of shares can be made only on the books of the corporation and in the manner hereinabove provided, and the corporation shall be entitled to treat the holder of record of any share as the owner thereof and shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person, whether or not it shall have express or other notice thereof, save as expressly provided by the statutes of the State of Nevada.

2.9

Restrictions on Transfer of Shares.  A written restriction on the transfer or registration of transfer of a security of the corporation, if permitted by the provisions of the Nevada Business Corporation Act, may be enforced against the holder of the restricted security or any successor or transferee of the holder.

A restriction on the transfer or registration of transfer of the securities of the corporation may be imposed either by the Articles of Incorporation, these Bylaws, or by an agreement among any number of security holders or between one or more such holders and the corporation.  No restriction so imposed is binding with respect to securities issued prior to the adoption of the restriction, unless the holders of the securities are parties to an agreement or voted in favor of the restriction.

2.10

Transfer Agent.  Unless otherwise specified by the Board of Directors by resolution, the Secretary of the corporation shall act as transfer agent of the certificates representing the shares of stock of the corporation.  He shall maintain a stock transfer book, the stubs of which shall set forth among other things, the names and addresses of the holders of all issued shares of the corporation, the number of shares held by each, the certificate numbers representing such shares, the date of issue of the certificates representing such shares, and whether or not such shares originate from original issue or from transfer.  Subject to Section 3.7, the names and addresses of the stockholders as they appear on the stubs of the stock transfer book shall be conclusive evidence as to who are the stockholders of record and as such entitled to receive notice of the meetings of stockholders; to vote at such meetings; to examine the list of the stockholders entitled to vote at meetings; to receive dividends; and to own, enjoy and exercise any other property or rights deriving from such shares against the corporation.  Each stockholder shall be responsible for notifying the Secretary in writing of any change in his name or address and failure so to do will relieve the corporation, its directors, officers and agents, from liability for failure to direct notices or other documents, or pay over or transfer dividends or other property or rights, to a name or address other than the name and address appearing on the stub of the stock transfer book.

2.11

Close of Transfer Book and Record Date.  For the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders, or any adjournment thereof, or stockholders entitled to receive payment of any dividend, or in order to make a determination of stockholders for any other proper purpose, the Board of Directors may prescribe a period not exceeding sixty (60) days prior to any meeting of the stockholders during which no transfer of stock on the books of the corporation may be made, or may fix a day not more than sixty (60) days prior to the holding of any such meeting as the day as of which stockholders entitled to notice of and to vote at such meetings shall be determined; and only stockholders of record on such day shall be entitled to notice or to vote at such meeting.  When a determination of stockholders entitled to vote at any meeting of stockholders has been made as provided in this section, such determination shall apply to any adjournment thereof.

ARTICLE III

STOCKHOLDERS AND MEETINGS THEREOF

3.1

Stockholders of Record.  Only stockholders of record on the books of the corporation shall be entitled to be treated by the corporation as holders in fact of the shares standing in their respective names, and the corporation shall not be bound to recognize any equitable or other claim to, or interest in, any shares on the part of any other person, firm or corporation, whether or not it shall have express or other notice thereof, except as expressly provided by the Nevada Business Corporation Act.

3.2

Meetings.  Meetings of stockholders shall be held at the principal office of the corporation, or at such other place, either within or without the State of Nevada, as specified from time to time by the Board of Directors.  If the Board of Directors shall specify another location such change in location shall be recorded on the notice calling such meeting.

3.3

Annual Meeting.  The annual meeting of stockholders of the corporation for the election of directors, and for the transaction of such other business as may properly come before the meeting, shall be held on such date, and at such time and place as the Board of Directors shall designate by resolution.  If the election of directors shall not be held within the time period designated herein for any annual meeting of the stockholders, the Board of Directors shall cause the election to be held at a special meeting of the stockholders as soon thereafter as may be convenient.  Failure to hold the annual meeting at the designated time shall not work a forfeiture or dissolution of the corporation.

3.4

Special Meetings.  Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute, may be called by the President, by a majority of the Board of Directors, or by the person or persons authorized by resolution of the Board of Directors.

3.5

Actions at Meetings Not Regularly Called: Ratification and Approval.  Whenever all stockholders entitled to vote at any meeting consent, either by (i) a writing on the records of the meeting or filed with the Secretary; or (ii) presence at such meeting and oral consent entered on the minutes; or (iii) taking part in the deliberations at such meeting without objection; the doings of such meeting shall be as valid as if had at a meeting regularly called and noticed.  At such meeting any business may be transacted which is not excepted from the written consent or to the consideration of which no objection for want of notice is made at the time.

If a meeting be irregular for want of notice or of such consent, provided a quorum was present at such meeting, the proceedings of the meeting may be ratified and approved and rendered likewise valid and the irregularity or defect therein waived by a writing signed by all stockholders having the right to vote at such meeting.

Such consent or approval of stockholders may be made by proxy or attorney, but all such proxies and powers of attorney must be in writing.

3.6

Notice of Stockholders' Meeting: Signature; Contents; Service.

(A)

The notice of stockholders' meetings shall be in writing and signed by the President or a Vice President, or the Secretary, or the Assistant Secretary, or by such other person or persons as designated by the Board of Directors.  Such notice shall state the purpose or purposes for which the meeting is called and the time when, and the place, which may be within or without the State of Nevada, where it is to be held.

A copy of such notice shall be either delivered personally to, or shall be mailed postage prepaid to, or shall be sent by telecopy to, each stockholder of record entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before such meeting.  If mailed, it shall be directed to a stockholder at his address as it appears on the records of the corporation, and upon such mailing of any such notice the service thereof shall be complete, and the time of the notice shall begin to run from the date upon which such notice is deposited in the mail for transmission to such stockholder.  Personal delivery of any such notice to any officer of a corporation or association, or to any member of a partnership, shall constitute delivery of such notice to such corporation, association, or partnership.  If sent by telecopy, it shall be evidenced by proof of transmission to the intended recipient.

Notice duly delivered or mailed to a stockholder in accordance with the provisions of this section shall be deemed sufficient, and in the event of the transfer of his stock after such delivery or mailing and prior to the holding of the meeting, it shall not be necessary to deliver or mail notice of the meeting upon the transferee.

(B)

Unless otherwise provided in the Articles of Incorporation or these Bylaws, whenever notice is required to be given, under any provision of Nevada law or the Articles of Incorporation or Bylaws of the corporation, to any stockholder to whom:

(i)

Notice of two consecutive annual meetings, and all notices of meetings or of the taking of action by written consent without a meeting to him during the period between those two consecutive annual meetings; or

(ii)

All, and at least two, payments sent by first-class mail of dividends or interest on securities during a 12-month period, have been mailed addressed to him at his address as shown on the records of the corporation and have been returned undeliverable, the giving of further notices to him is not required.  Any action or meeting taken or held without notice to such a stockholder has the same effect as if the notice had been given.  If any such stockholder delivers to the corporation a written notice setting forth his current address, the requirement that notice be given to him is reinstated.

3.7

Waiver of Notice.  Whenever any notice whatever is required to be given to stockholders, a waiver thereof in writing, signed by the person or persons entitled to the notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

3.8

Voting Record.  The officer or agent having charge of the stock transfer books for shares of the corporation shall make, at least ten (10) days before such meeting of stockholders, a complete record of the stockholders entitled to vote at each meeting of stockholders or any adjournment thereof, arranged in alphabetical order, with the address of and the number of shares held by each.  The record, for a period of ten (10) days prior to such meeting, shall be kept on file at the principal office of the corporation, whether within or without the State of Nevada, and shall be subject to inspection by any stockholder for any purpose germane to the meeting at any time during usual business hours.  Such record shall be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any stockholder during the whole time of the meeting for the purposes thereof.

The original stock transfer books shall be the prima facie evidence as to who are the stockholders entitled to examine the record or transfer books or to vote at any meeting of stockholders.

3.9

Quorum.  A majority of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at any meeting of stockholders, except as otherwise provided by the Nevada Business Corporation Act and the Articles of Incorporation.  In the absence of a quorum at any such meeting, a majority of the shares so represented may adjourn the meeting from time to time for a period not to exceed sixty (60) days without further notice.  At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed.  The stockholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

3.10

Organization.  The Board of Directors shall elect a chairman from among the directors to preside at each meeting of the stockholders.  The Board of Directors shall elect a secretary to record the discussions and resolutions of each meeting.

3.11

Manner of Acting.  If a quorum is present, the affirmative vote of the majority of the shares represented at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless the vote of a greater proportion or number or voting by classes is otherwise required by statute or by the Articles of Incorporation or these Bylaws.

3.12

Stockholders' Proxies.

(A)

At any meeting of the stockholders of the corporation any stockholder may designate another person or persons to act as a proxy or proxies.  If any stockholder designates two or more persons to act as proxies, a majority of those persons present at the meeting, or, if only one is present, then that one has and may exercise all of the powers conferred by the stockholder upon all of the persons so designated unless the stockholder provides otherwise.

(B)

Without limiting the manner in which a stockholder may authorize another person or persons to act for him as proxy pursuant to subsection (A), the following constitute valid means by which a stockholder may grant such authority:

(i)

A stockholder may execute a writing authorizing another person or persons to act for him as proxy.  Execution may be accomplished by the signing of the writing by the stockholder or his authorized officer, director, employee, or agent or by causing the signature of the stockholder to be affixed to the writing by any reasonable means, including, but not limited to, a facsimile signature.

(ii)

A stockholder may authorize another person or persons to act for him as proxy by transmitting or authorizing the transmission of a telegram, cablegram, or other means of electronic transmission to the person who will be the holder of the proxy or to a firm that solicits proxies or like agent who is authorized by the person who will be the holder of the proxy to receive the transmission.  Any such telegram, cablegram or other means of electronic transmission must either set forth or be submitted with information from which it can be determined that the telegram, cablegram or other electronic transmission was authorized by the stockholder.  If it is determined that the telegram, cablegram, or other electronic transmission is valid, the persons appointed by the corporation to count the votes of stockholders and determine the validity of proxies and ballots or other persons making those determinations must specify the information upon which they relied.

(C)

Any copy, communication by telecopier, or other reliable reproduction of the writing or transmission created pursuant to subsection (B), may be substituted for the original writing or transmission for any purpose for which the original writing or transmission could be used, if the copy, communication by telecopier, or other reproduction is a complete reproduction of the entire original writing or transmission.

(D)

No such proxy is valid after the expiration of six (6) months from the date of its creation, unless it is coupled with an interest, or unless the stockholder specifies in it the length of time for which it is to continue in force, which may not exceed seven (7) years from the date of its creation.  Subject to these restrictions, any proxy properly created is not revoked and continues in full force and effect until another instrument or transmission revoking it or a properly created proxy bearing a later date is filed with or transmitted to the secretary of the corporation or another person or persons appointed by the corporation to count the votes of stockholders and determine the validity of proxies and ballots.

3.13

Voting of Shares.  Unless otherwise provided by the Articles of Incorporation or these Bylaws, each outstanding share entitled to vote shall be entitled to one vote upon each matter submitted to a vote at a meeting of stockholders, and each fractional share shall be entitled to a corresponding fractional vote on each such matter.

3.14

Voting by Ballot.  Voting on any question or in any election may be by voice vote unless the presiding officer shall order or any stockholder shall demand that voting be by ballot.

3.15

Cumulative Voting.  No stockholder shall be permitted to cumulate his votes in the election of directors or for any other matter voted upon by stockholders.

3.16

Consent of Stockholders in Lieu of Meeting.  Any action required or permitted to be taken at a meeting of the stockholders may be taken without a meeting if a written consent thereto is signed by stockholders holding at least a majority of the voting power, except that:

(A)

If any greater proportion of voting power is required for such action at a meeting, then the greater proportion of written consents is required; and

(B)

This general provision for action by written consent does not supersede any specific provision for action by written consent contained in the Articles of Incorporation, these Bylaws, or the Nevada Business Corporation Act.

In no instance where action is authorized by written consent need a meeting of stockholders be called or notice given.  The written consent must be filed with the minutes of the proceedings of the stockholders.

3.17

Maintenance of Records at Registered Office; Inspection and Copying of Records.

(A)

The corporation shall keep a copy of the following records at its registered office:

(i)

a copy certified by the Nevada Secretary of State of its Articles of Incorporation, and all amendments thereto;

(ii)

a copy certified by an officer of the corporation of its Bylaws and all amendments thereto; and

(ii)

a stock ledger or a duplicate stock ledger, revised annually, containing the names, alphabetically arranged, of all persons who are stockholders of the corporation, showing their places of residence, if known, and the number of shares held by them respectively.  In lieu of the stock ledger or duplicate stock ledger, the corporation may keep a statement setting out the name of the custodian of the stock ledger or duplicate stock ledger, and the present and complete post office address, including street and number, if any, where the stock ledger or duplicate stock ledger specified in this section is kept.

(B)

The corporation shall maintain the records required by subsection (A) in written form or in another form capable of conversion into written form within a reasonable time.

(C)

Any person who has been a stockholder of record of the corporation for at least six (6) months immediately preceding his demand, or any person holding, or thereunto authorized in writing by the holders of, at least 5 percent of all of its outstanding shares, upon at least five (5) days' written demand is entitled to inspect in person or by agent or attorney, during usual business hours, the stock ledger or duplicate stock ledger, whether kept in the registered office of the corporation in Nevada or elsewhere, and to make extracts therefrom.  Holders of voting trust certificates representing shares of the corporation must be regarded as stockholders for the purpose of this subsection.

(D)

An inspection authorized by subsection (C) may be denied to a stockholder or other person upon his refusal to furnish to the corporation an affidavit that the inspection is not desired for a purpose which is in the interest of a business or object other than the business of the corporation and that he has not at any time sold or offered for sale any list of stockholders of any domestic or foreign corporation or aided or abetted any person in procuring any such record of stockholders for any such purpose.

(E)

In every instance where an attorney or other agent of the stockholder seeks the right of inspection, the demand must be accompanied by a power of attorney executed by the stockholder authorizing the attorney or other agent to inspect on behalf of the stockholder.

(F)

The right to copy records under subsection (C) includes, if reasonable, the right to make copies by photographic, photocopy, or other means.

(G)

The corporation may impose a reasonable charge to recover the costs of labor and materials and the cost of copies of any documents provided to the stockholder.

ARTICLE IV

DIRECTORS

4.1

Board of Directors.  The business and affairs of the corporation shall be managed by a board of not less than one (1) nor more than eight (8) directors who shall be natural persons of at least eighteen (18) years of age but who need not be stockholders of the corporation or residents of the State of Nevada and who shall be elected at the annual meeting of stockholders or some adjournment thereof.  Each director shall hold office until the next succeeding annual meeting of stockholders and until his successor shall have been elected and shall qualify or until his death or until he shall resign or shall have been removed.  The Board of Directors may increase or decrease the number of directors by resolution.

4.2

General Powers.  The business and affairs of the corporation shall be managed by the Board of Directors which may exercise all such powers of the corporation and do all such lawful acts and things as are not by statute or by the Articles of Incorporation or by these Bylaws directed or required to be exercised or done by the stockholders.  The directors shall pass upon any and all bills or claims of officers for salaries or other compensation and, if deemed advisable, shall contract with officers, employees, directors, attorneys, accountants, and other persons to render services to the corporation.

Any contract or conveyance, otherwise lawful, made in the name of the corporation, which is authorized or ratified by the Board of Directors, or is done within the scope of the authority, actual or apparent, given by the Board of Directors, binds the corporation, and the corporation acquires rights thereunder, whether the contract is executed or is wholly or in part executory.

4.3

Regular Meetings.  A regular, annual meeting of the Board of Directors shall be held at the same place as, and immediately after, the annual meeting of stockholders, and no notice shall be required in connection therewith.  The annual meeting of the Board of Directors shall be for the purpose of electing officers and the transaction of such other business as may come before the meeting.  The Board of Directors may provide, by resolution, the time and place, either within or without the State of Nevada, for the holding of additional regular meetings without other notice than such resolution.

4.4

Special Meetings.  Special meetings of the Board of Directors or any committee thereof may be called by or at the request of the President or any two directors or, in the case of a committee, by any member of that committee.  The person or persons authorized to call special meetings of the Board of Directors or committee may fix any place, either within or without the State of Nevada, the date, and the hour of the meeting and the business proposed to be transacted at the meeting as the place for holding any special meeting of the Board of Directors or committee called by them.

4.5

Actions at Meetings Not Regularly Called: Ratification and Approval.  Whenever all directors entitled to vote at any meeting consent, either by (i) a writing on the records of the meeting or filed with the Secretary; or (ii) presence at such meeting and oral consent entered on the minutes; or (iii) taking part in the deliberations at such meeting without objection; the doings of such meeting shall be as valid as if had at a meeting regularly called and noticed.  At such meeting any business may be transacted which is not excepted from the written consent or to the consideration of which no objection for want of notice is made at the time.

If a meeting be irregular for want of notice or of such consent, provided a quorum was present at such meeting, the proceedings of the meeting may be ratified and approved and rendered likewise valid and the irregularity or defect therein waived by a writing signed by all directors having the right to vote at such meeting.

4.6

Notice of Directors’ Meetings.  Written notice of any special meeting of the Board of Directors or any committee thereof shall be given as follows:

(A)

By mail to each director at his business address at least three (3) days prior to the meeting.  If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, so addressed, with postage thereon prepaid;

(B)

By personal delivery or telegram at least twenty-four (24) hours prior to the meeting to the business address of each director, or in the event such notice is given on a Saturday, Sunday, or holiday, to the residence address of each director.  If notice be given by telegram, such notice shall be deemed to be delivered when the telegram is delivered to the telegraph company; or

(C)

By telecopy providing proof of transmission to the intended recipient.

Such notice shall state the place, date, and hour of the meeting and the business proposed to be transacted at the meeting.

4.7

Waiver of Notice.  Whenever any notice whatever is required to be given to directors, a waiver thereof in writing, signed by the person or persons entitled to the notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

4.8

Quorum.  Unless the Articles of Incorporation or these Bylaws provide for a different proportion, a majority of the number of directors then holding office or, in the case of a committee, then constituting such committee, at a meeting duly assembled is necessary to constitute a quorum for the transaction of business, but a smaller number may adjourn from time to time without further notice, until a quorum is secured.

4.9

Organization.  The Board of Directors shall elect a chairman from among the directors to preside at each meeting of the Board of Directors and committee thereof.  The Board of Directors or committee shall elect a secretary to record the discussions and resolutions of each meeting.

4.10

Manner of Acting.  The act of directors holding a majority of the voting power of the Board of Directors or, in the case of a committee of the Board of Directors, present at a meeting at which a quorum is present, shall be the act of the Board of Directors, unless the act of a greater number is required by the Nevada Business Corporation Act or by the Articles of Incorporation or these Bylaws.

4.11

Participation by Telephone or Similar Method.  Unless otherwise restricted by the Articles of Incorporation or these Bylaws, members of the Board of Directors or any committee designated by the Board of Directors may participate in a meeting of such board or committee by means of a telephone conference or similar method of communication by which all persons participating in the meeting can hear and converse with each other.  Participation in a meeting pursuant to this section constitutes presence in person at such meeting.  Each person participating in the meeting shall sign the minutes thereof.  The minutes may be signed in counterparts.

4.12

Consent of Directors in Lieu of Meeting.  Unless otherwise restricted by the Articles of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if, before or after the action, a written consent thereto is signed by all the members of the board or such committee.  Such written consent shall be filed with the minutes of proceedings of the board or committee.

4.13

Vacancies.

(A)

Any vacancy occurring in the Board of Directors may be filled by the affirmative vote of a majority of the remaining directors, though less than a quorum of the Board of Directors.  A director elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office, and shall hold such office until his successor is duly elected and shall qualify.  Any directorship to be filled by reason of an increase in the number of directors shall be filled by the affirmative vote of a majority of the directors then in office, though less than a quorum, or by an election at an annual meeting, or at a special meeting of stockholders called for that purpose.  A director chosen to fill a position resulting from an increase in the number of directors shall hold office only until the next election of directors by the stockholders, and until his successor shall be elected and shall qualify.

(B)

Unless otherwise provided in the Articles of Incorporation, when one or more directors give notice of his or their resignation to the board, effective at a future date, the board may fill the vacancy or vacancies to take effect when the resignation or resignations become effective, each director so appointed to hold office during the remainder of the term of office of the resigning director or directors.

4.14

Compensation.  By resolution of the Board of Directors and irrespective of any personal interest of any of the members, each director may be paid his expenses, if any, of attendance at each meeting of the Board of Directors, and may be paid a stated salary as director or a fixed sum for attendance at each meeting of the Board of Directors or both.  No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

4.15

Removal of Directors.  Any director may be removed from office by the vote of stockholders representing not less than two-thirds of the voting power of the issued and outstanding stock entitled to voting power, except that the Articles of Incorporation may require the concurrence of a larger percentage of the stock entitled to voting power in order to remove a director.

4.16

Resignations.  A director of the corporation may resign at any time by giving written notice to the Board of Directors, President or Secretary of the corporation.  The resignation shall take effect upon the date of receipt of such notice, or at such later time specified therein.  The acceptance of such resignation shall not be necessary to make it effective, unless the resignation requires such acceptance to be effective.

ARTICLE V

OFFICERS

5.1

Number.  The officers of the corporation shall be a President, a Secretary, and a Treasurer, all of whom shall be elected by the Board of Directors.  Such other officers and assistant officers as may be deemed necessary may be elected or appointed by the Board of Directors.  Any two or more offices may be held by the same person.

5.2

Election and Term of Office.  The officers of the corporation to be elected by the Board of Directors shall be elected annually by the Board of Directors at the first meeting of the Board of Directors held after the annual meeting of the stockholders.  If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as practicable.  Each officer shall hold office until his successor shall have been duly elected and shall have qualified or until his death or until he shall resign or shall have been removed in the manner hereinafter provided.

5.3

Removal.  Any officer or agent may be removed by the Board of Directors, for cause or without cause, whenever in its judgment the best interests of the corporation will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed.  Election or appointment of an officer or agent shall not of itself create contract rights.

5.4

Vacancies.  A vacancy in any office because of death, resignation, removal, disqualification, or otherwise, may be filled by the Board of Directors for the unexpired portion of the term.  In the event of absence or inability of any officer to act, the Board of Directors may delegate the powers or duties of such officer to any other officer, director, or person whom it may select.

5.5

Powers.  The officers of the corporation shall exercise and perform the respective powers, duties and functions as are stated below, and as may be assigned to them by the Board of Directors.

(A)

President.  The President shall be the chief executive officer of the corporation and, subject to the control of the Board of Directors, shall have general supervision, direction and control over all of the business and affairs of the corporation.  The President shall, when present, and in the absence of a Chairman of the Board, preside at all meetings of the stockholders and of the Board of Directors.  The President may sign, with the Secretary or any other proper officer of the corporation authorized by the Board of Directors, certificates for shares of the corporation and deeds, mortgages, bonds, contracts, or other instruments that the Board of Directors has authorized to be executed, except in cases where the signing and execution thereof shall be expressly delegated by the Board of Directors or by these Bylaws to some other officer or agent of the corporation, or shall be required by law to be otherwise signed or executed; and in general shall perform all duties incident to the office of President and such other duties as may be prescribed by the Board of Directors from time to time.

(B)

Vice President.  If elected or appointed by the Board of Directors, the Vice President (or in the event there is more than one Vice President, the Vice Presidents in the order designated by the Board of Directors, or in the absence of any designation, then in the order of their election) shall, in the absence of the President or in the event of his death, inability or refusal to act, perform all duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President.  Any Vice President may sign, with the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary, certificates for shares of the corporation; and shall perform such other duties as from time to time may be assigned to him by the President or by the Board of Directors.

(C)

Secretary.  The Secretary shall: keep the minutes of the proceedings of the stockholders and of the Board of Directors in one or more books provided for that purpose; see that all notices are duly given in accordance with the provisions of these Bylaws or as required by law; be custodian of the corporate records and of the seal of the corporation and see that the seal of the corporation is affixed to all documents the execution of which on behalf of the corporation under its seal is duly authorized; keep a register of the post office address of each stockholder which shall be furnished to the Secretary by such stockholder; sign with the Chairman or Vice Chairman of the Board of Directors, or the President, or a Vice President, certificates for shares of the corporation, the issuance of which shall have been authorized by resolution of the Board of Directors; have general charge of the stock transfer books of the corporation; and in general perform all duties incident to the office of Secretary and such other duties as from time to time may be assigned to him by the President or by the Board of Directors.

(D)

Assistant Secretary.  The Assistant Secretary, when authorized by the Board of Directors, may sign with the Chairman or Vice Chairman of the Board of Directors or the President or a Vice President certificates for shares of the corporation the issuance of which shall have been authorized by a resolution of the Board of Directors.  An Assistant Secretary, at the request of the Secretary, or in the absence or disability of the Secretary, also may perform all of the duties of the Secretary.  An Assistant Secretary shall perform such other duties as may be assigned to him by the President or by the Secretary.

(E)

Treasurer.  The Treasurer shall: have charge and custody of and be responsible for all funds and securities of the corporation; receive and give receipts for moneys due and payable to the corporation from any source whatsoever and deposit all such moneys in the name of the corporation in such banks, trust companies or other depositories as shall be selected in accordance with the provisions of these Bylaws; and keep accurate books of accounts of the corporation's transactions, which shall be the property of the corporation, and shall render financial reports and statements of condition of the corporation when so requested by the Board of Directors or President.  The Treasurer shall perform all duties commonly incident to his office and such other duties as may from time to time be assigned to him by the President or the Board of Directors.  In the absence or disability of the President and Vice President or Vice Presidents, the Treasurer shall perform the duties of the President.

(F)

Assistant Treasurer.  An Assistant Treasurer may, at the request of the Treasurer, or in the absence or disability of the Treasurer, perform all of the duties of the Treasurer.  He shall perform such other duties as may be assigned to him by the President or by the Treasurer.

5.6

Compensation.  All officers of the corporation may receive salaries or other compensation if so ordered and fixed by the Board of Directors.  The Board shall have authority to fix salaries and other compensation in advance for stated periods or render the same retroactive as the Board may deem advisable.  No officer shall be prevented from receiving such salary by reason of the fact that he is also a director of the corporation.

5.7

Bonds.  If the Board of Directors by resolution shall so require, any officer or agent of the corporation shall give bond to the corporation in such amount and with such surety as the Board of Directors may deem sufficient, conditioned upon the faithful performance of their respective duties and offices.

ARTICLE VI

PROVISIONS APPLICABLE TO OFFICERS AND DIRECTORS GENERALLY

6.1

Exercise of Powers and Performance of Duties by Directors and Officers.  Directors and officers of the corporation shall exercise their powers, including, in the case of directors, powers as members of any committee of the board upon which they may serve, in good faith, in a manner he reasonably believes to be in the best interests of the corporation, and with such care as an ordinarily prudent person in a like position would use under similar circumstances.  In performing their respective duties, directors and officers shall be entitled to rely on information, opinions, reports books of account or statements, including financial statements and other financial data, in each case prepared or presented by persons and groups listed in subsections (A), (B) and (C) of this section; but a director or officer shall not be entitled to rely on such information if he has knowledge concerning the matter in question that would cause such reliance to be unwarranted.  Those persons and groups on whose information, opinions, reports, and statements a director or officer is entitled to rely upon are:

(A)

One or more officers or employees of the corporation whom the director or officer reasonably believes to be reliable and competent in the matters prepared or presented;

(B)

Counsel, public accountants, or other persons as to matters which the director or officer reasonably believes to be within such persons' professional or expert competence; or

(C)

A committee of the board upon which he does not serve, duly established in accordance with the provisions of the Articles of Incorporation or these Bylaws, as to matters within its designated authority and matters on which committee the director or officer reasonably believes to merit confidence.

6.2

Restrictions on Transactions Involving Interested Directors or Officers; Compensation of Directors.

(A)

No contract or other transaction between the corporation and one or more of its directors or officers, or between the corporation and any corporation, firm, or association in which one or more of its directors or officers are directors or officers or are financially interested, is void or voidable solely for this reason or solely because any such director or officer is present at the meeting of the Board of Directors or a committee thereof that authorizes or approves the contract or transaction, or because the vote or votes of common or interested directors are counted for that purpose, if the circumstances specified in any of the following paragraphs exist:

(i)

The fact of the common directorship, office or financial interest is disclosed or known to the Board of Directors or committee and noted in the minutes, and the board or committee authorizes, approves, or ratifies the contract or transaction in good faith by a vote sufficient for the purpose without counting the vote or votes of the common or interested director or directors.

(ii)

The fact of the common directorship, office or financial interest is disclosed or known to the stockholders, and they approve or ratify the contract or transaction in good faith by a majority vote of stockholders holding a majority of the voting power.  The votes of the common or interested directors or officers must be counted in any such vote of stockholders.

(iii)

The fact of the common directorship, office or financial interest is not disclosed or known to the director or officer at the time the transaction is brought before the Board of Directors of the corporation for action.

(iv)

The contract or transaction is fair as to the corporation at the time it is authorized or approved.

(B)

Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or a committee thereof that authorizes, approves, or ratifies a contract or transaction, and if the votes of the common or interested directors are not counted at the meeting, then a majority of the disinterested directors may authorize, approve, or ratify a contract or transaction.

6.3

Indemnification of Officers, Directors, Employees and Agents; Advancement of Expenses.

(A)

The corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses, including attorneys' fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit, or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.  The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

(B)

The corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation.  Indemnification may not be made for any claim, issue, or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

(C)

To the extent that a director, officer, employee, or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in subsections (A) and (B), or in defense of any claim, issue, or matter therein, he must be indemnified by the corporation against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

(D)

Any indemnification under subsections (A) and (B), unless ordered by a court or advanced pursuant to subsection (E), must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee, or agent is proper in the circumstances.  The determination must be made:

(i)

By the stockholders;

(ii)

By the Board of Directors by majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding;

(iii)

If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel in a written opinion; or

(iv)

If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

(E)

The Articles of Incorporation, these Bylaws, or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit, or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit, or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation.  The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

(F)

The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:

(i)

Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the Articles of Incorporation or any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to subsection (B) or for the advancement of expenses made pursuant to subsection (E), may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud, or a knowing violation of the law and was material to the cause of action.

(ii)

Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors, and administrators of such a person.

ARTICLE VII

DIVIDENDS; FINANCE

7.1

Dividends.  The Board of Directors from time to time may declare and the corporation may pay dividends on its outstanding shares upon the terms and conditions and in the manner provided by the Nevada Business Corporation Act and the Articles of Incorporation.

7.2

Reserve Funds.  The Board of Directors, in its discretion, may set aside from time to time, out of the net profits or earned surplus of the corporation, such sum or sums as it deems expedient as a reserve fund to meet contingencies, for equalizing dividends, for maintaining any property of the corporation, and for any other purpose.

7.3

Banking.  The moneys of the corporation shall be deposited in the name of the corporation in such bank or banks or trust company or trust companies, as the Board of Directors shall designate, and may be drawn out only on checks signed in the name of the corporation by such person or persons as the Board of Directors, by appropriate resolution, may direct.  Notes and commercial paper, when authorized by the Board, shall be signed in the name of the corporation by such officer or officers or agent or agents as shall be authorized from time to time.

ARTICLE VIII

CONTRACTS, LOANS, AND CHECKS

8.1

Execution of Contracts.  Except as otherwise provided by statute or by these Bylaws, the Board of Directors may authorize any officer or agent of the corporation to enter into any contract, or execute and deliver any instrument in the name of, and on behalf of the corporation.  Such authority may be general or confined to specific instances.  Unless so authorized, no officer, agent, or employee shall have any power to bind the corporation for any purpose, except as may be necessary to enable the corporation to carry on its normal and ordinary course of business.

8.2

Loans.  No loans shall be contracted on behalf of the corporation and no negotiable paper or other evidence of indebtedness shall be issued in its name unless authorized by the Board of Directors.  When so authorized, any officer or agent of the corporation may effect loans and advances at any time for the corporation from any bank, trust company, or institution, firm, corporation, or individual.  An agent so authorized may make and deliver promissory notes or other evidence of indebtedness of the corporation and may mortgage, pledge, hypothecate, or transfer any real or personal property held by the corporation as security for the payment of such loans.  Such authority, in the Board of Directors' discretion, may be general or confined to specific instances.

8.3

Checks.  Checks, notes, drafts, and demands for money or other evidence of indebtedness issued in the name of the corporation shall be signed by such person or persons as designated by the Board of Directors and in the manner prescribed by the Board of Directors.

8.4

Deposits.  All funds of the corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, trust companies or other depositories as the Board of Directors may select.

ARTICLE IX

FISCAL YEAR

The fiscal year of the corporation shall be the year adopted by resolution of the Board of Directors.

ARTICLE X

CORPORATE SEAL

The Board of Directors may provide a corporate seal which shall be circular in form and shall have inscribed thereon the name of the corporation and the state of incorporation and the words "CORPORATE SEAL."

ARTICLE XI

AMENDMENTS

Any Article or provision of these Bylaws may be altered, amended or repealed, and new Bylaws may be adopted by a majority of the directors present at any meeting of the Board of Directors of the corporation at which a quorum is present.

ARTICLE XII

COMMITTEES

12.1

Appointment.  The Board of Directors by resolution adopted by a majority of the full Board, may designate one or more committees, which, to the extent provided in the resolution or resolutions or in these Bylaws, have and may exercise the powers of the Board of Directors in the management of the business and affairs of the corporation, and may have power to authorize the seal of the corporation to be affixed to all papers on which the corporation desires to place a seal.  The designation of such committee and the delegation thereto of authority shall not operate to relieve the Board of Directors, or any member thereof, of any responsibility imposed by law.

12.2

Name.  The committee or committees must have such name or names as may be stated in these Bylaws or as may be determined from time to time by resolution adopted by the Board of Directors.

12.3

Membership.  Each committee must include at least one director.  Unless the Articles of Incorporation or these Bylaws provide otherwise, the board of directors may appoint natural persons who are not directors to serve on committees.

12.4

Procedure.  A committee shall elect a presiding officer from its members and may fix its own rules of procedure which shall not be inconsistent with these Bylaws.  It shall keep regular minutes of its proceedings and report the same to the Board of Directors for its information at the meeting thereof held next after the proceedings shall have been taken.

12.5

Meetings.  Regular meetings of a committee may be held without notice at such time and places as the committee may fix from time to time by resolution.  Provisions relating to the call of special meetings, notice requirements for special meetings, waiver of notice, quorum requirements relating to meetings, and method of taking action by a committee, are provided in Article IV hereof.

12.6

Vacancies.  Any vacancy in a committee may be filled by a resolution adopted by a majority of the full Board of Directors.

12.7

Resignations and Removal.  Any member of a committee may be removed at any time with or without cause by resolution adopted by a majority of the full Board of Directors.  Any member of a committee may resign from such committee at any time by giving written notice to the President or Secretary of the corporation, and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

CERTIFICATE

I hereby certify that the foregoing Bylaws, consisting of 20 pages, including this page, constitute the Bylaws of VG Tech, Inc. by the Board of Directors of the corporation effective as of March 19, 2000

________________________________

Steve Livingston, President and Secretary